Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Penn Virginia Corporation

We consent to the incorporation by reference in the registration statements on Form S-8 (File Nos. 33-59647, 33-96463, 333-82274, 33-96465 and 333-103455) and Form S-3 (File No. 333-110193) of Penn Virginia Corporation of our report dated February 16, 2004, with respect to the consolidated balance sheet of Penn Virginia Corporation as of December 31, 2003 and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of Penn Virginia Corporation.

Our report dated February 16, 2004, contains an explanatory paragraph that states that the Company changed its method of accounting for asset retirement obligations effective January 1, 2003.

KPMG LLP

Houston, Texas

March 11, 2004